

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant To Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 2, 2020

URBAN ONE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	0-25969	52-1166660
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(301) 429-3200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act (17 CFR 230.405) or Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing of Urban One, Inc. (the "Company") under the U.S. Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this report, except as shall be expressly set forth by specific reference in such a filing.

On October 2, 2020, the Company issued a press release announcing the launch of an offer to eligible holders of its 7.375% Senior Secured Notes due 2022 (the "Existing Notes") to exchange (the "Exchange Offer") any and all of their Existing Notes for newly issued 8.75% Senior Secured Notes due 2022 (the "New Notes"). The New Notes will be secured (i) on a first priority basis by substantially all of the Company's and certain subsidiary guarantors' current and future property and assets other than certain property and assets securing the Company's asset-backed revolving credit facility (such property and assets, "ABL Priority Collateral") and (ii) on a second priority basis by the ABL Priority Collateral. Eligible holders who validly tender and do not validly withdraw their Existing Notes in the Exchange Offer prior to 5:00 p.m., New York City time, on October 16, 2020, unless extended (such time and date as it may be extended, the "Early Tender Date") and that are accepted for exchange will receive $1,000 in principal amount of New Notes plus $10.00 in cash per $1,000 principal amount of Existing Notes. For any Existing Notes validly tendered after the Early Tender Date but before 11:59 p.m., New York City time, on October 30, 2020, unless extended (such time and date as it may be extended, the "Expiration Date") and that are accepted for exchange, eligible holders will receive $1,000 in principal amount of New Notes plus $5.00 in cash per $1,000 principal amount of Existing Notes. The Early Tender Date and/or the Expiration Date may be extended at the sole discretion of the Company.

In conjunction with the Exchange Offer, the Company is soliciting consents (the "Consent Solicitation") from holders of the Existing Notes (the "Consents") to certain proposed amendments to the indenture governing the Existing Notes (the "Existing Notes Indenture"), by and among the Company, the guarantors party thereto, Wilmington Trust National Association, as trustee and as collateral agent, to eliminate substantially all of the restrictive covenants and certain of the default provisions contained in the Existing Notes Indenture and to enter into a new intercreditor agreement among the Company, the trustee for the New Notes, the trustee for the Existing Notes, the collateral agent for the New Notes and the collateral agent for the Existing Notes (collectively, the "Proposed Amendments").

The consummation of the Exchange Offer and Consent Solicitation is subject to customary conditions, including the receipt of Consents from at least 90% of the eligible holders and the satisfaction or waiver of other conditions set forth in the offering memorandum and consent solicitation statement prepared by the Company in connection with the Exchange Offer and Consent Solicitation.

A copy of the press release announcing the Exchange Offer and the Consent Solicitation is furnished as Exhibit 99.1 hereto and incorporated by reference herein. Additionally, the information disseminated to certain eligible holders of Existing Notes in connection with the Exchange Offer and Consent Solicitation is furnished as Exhibit 99.2 hereto and incorporated by reference herein.

The information set forth in this Current Report on Form 8-K, including Exhibit 99.1 and Exhibit 99.2, is for informational purposes only and is not an offer to sell or exchange, or a solicitation of an offer to purchase, exchange or sell any securities, or a solicitation of consents with respect to any securities, nor is the Exchange Offer being made in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities, blue sky or other laws of any such jurisdiction.

Forward- Looking Statements

Forward-looking statements in this Form 8-K regarding the Exchange Offer and all other statements that are not historical facts, are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on assumptions believed by the Company to be reasonable and speak only as of the date on which such statements are made. Without limiting the generality of the foregoing, words such as "expect," "believe," "anticipate," "intend," "plan," "project," "will" or "estimate," or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Except as required by law, the Company undertakes no obligation to update such statements to reflect events or circumstances arising after such date and cautions investors not to place undue reliance on any such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements based on a number of factors, including but not limited to the following: the extent of the impact of the COVID-19 global pandemic or any other epidemic, disease outbreak, or public health emergency, including the duration, spread, severity, and any recurrence of the COVID-19 pandemic, the duration and scope of related government orders and restrictions, the impact on our employees, economic, public health, and political conditions that impact consumer confidence and spending, including the impact of COVID-19 and other health epidemics or pandemics on the global economy; the rapidly evolving nature of the COVID-19 pandemic and related containment measures, including changes in unemployment rate; the impact of political protests and curfews imposed by state and local governments; the cost and availability of capital or credit facility borrowings; the ability to obtain equity financing; general market conditions; the adequacy of cash flows or available debt resources to fund operations; and other risk factors described from time to time in the Company's Form 10-K, Form 10-Q, and Form 8-K reports (including all amendments to those reports).

Item 9.01.   **Financial Statements and Exhibits.**

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release Announcing Exchange Offer and Consent Solicitation issued by Urban One, Inc., dated October 2, 2020.
99.2	Information provided to Eligible Holders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN ONE, INC.

Date: October 2, 2020   /s/ Peter D. Thompson
                    Peter D. Thompson
                    Chief Financial Officer and Principal Accounting Officer

Exhibit 99.1

NEWS RELEASE

October 02, 2020
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

Urban One, Inc. Announces Exchange Offer and Consent Solicitation for Outstanding7.375% Senior Secured Notes due 2022

Washington, DC: - Urban One, Inc. ("Urban One" or the "Company") (NASDAQ: UONEK and UONE) today announced that it has commenced a private offer to certain eligible noteholders described below to exchange (the "Exchange Offer") any and all of its outstanding $350.0 million aggregate principal amount of 7.375% Senior Secured Notes due 2022 (CUSIP No. 75040PAS7 and U74935AF1, ISINs US75040PAS74 and USU74935AF19) (the "Existing Notes") for newly issued 8.75% Senior Secured Notes due 2022 (the "New Notes"), upon the terms and conditions set forth in the Offering Memorandum and Consent Solicitation Statement (the "Offering Memorandum") dated October 2, 2020. Holders of approximately $260.7 million principal amount of Old Notes, or 74.5% of the principal amount of Old Notes, have agreed to participate in the Exchange Offer, subject to customary conditions.

The New Notes are being offered to provide the Company with additional financial flexibility by replacing the Existing Notes which are validly tendered and accepted for exchange with New Notes that mature eight months after the Existing Notes are scheduled to mature.

In connection with the Exchange Offer, the Company will also enter into an amendment to certain terms of its Unsecured Term Loan, dated December 4, 2018, by and among the Company, the Lenders party thereto from time to time and Wilmington Trust, National Association, as Administrative Agent (the "Unsecured Term Loan"), including the extension of the maturity date of the Unsecured Term Loan by 90 days which maturity is more than 90 days after the maturity date of the New Notes.

Eligible holders who validly tender and do not validly withdraw their Existing Notes in the Exchange Offer prior to 5:00 p.m., New York City time, on October 16, 2020, unless extended (such time and date as it may be extended, the "Early Tender Date") and that are accepted for exchange will receive $1,000 in principal amount of New Notes plus $10.00 in cash per $1,000 principal amount of Existing Notes. For any Existing Notes validly tendered after the Early Tender Date but before 11:59 p.m., New York City time, on October 30, 2020, unless extended (such time and date as it may be extended, the "Expiration Date") and that are accepted for exchange, eligible holders will receive $1,000 in principal amount of New Notes plus $5.00 in cash per $1,000 principal amount of Existing Notes. Eligible holders who validly tender and do not validly withdraw their Existing Notes will also receive accrued and unpaid interest in cash on their Existing Notes accepted for exchange to, but not including, the settlement date for the Exchange Offer.

The New Notes will be will be secured (i) on a first priority basis by substantially all of the Company's and certain subsidiary guarantors' current and future property and assets other than certain property and assets securing the Company's asset-backed revolving credit facility (such property and assets, "ABL Priority Collateral") and (ii) on a second priority basis by the ABL Priority Collateral. The New Notes will mature on December 15, 2022.

In conjunction with the Exchange Offer, Urban One, Inc. is soliciting consents from holders of Existing Notes (the "Consent Solicitation") to (i) eliminate substantially all of the restrictive covenants, certain affirmative covenants and certain events of default contained in the indenture governing the Existing Notes and (ii) enter into a new intercreditor agreement pursuant to which all collateral proceeds received by the collateral agent of the Existing Notes will be paid to the collateral agent of the New Notes to the extent of the outstanding balance of the Existing Notes. As a result of that intercreditor agreement, the New Notes will have priority over the Old Notes with respect to collateral proceeds. The Exchange Offer is conditioned upon the receipt of consents from the holders of at least 90% (such percentage, as it may be modified or waived by the Company, the "minimum tender condition"), pursuant to the Consent Solicitation and certain other conditions. Holders who tender their Existing Notes in the Exchange Offer must also, and will be deemed to, deliver their consents with respect to such Existing Notes pursuant to the Consent Solicitation.

Tenders of Old Notes in the Exchange Offer may be validly withdrawn at any time prior to 5:00 p.m., New York City time, on October 30, 2020, unless extended (as it may be extended, the "Withdrawal Deadline"). Old Notes (including Old Notes tendered after the Withdrawal Deadline) may not be withdrawn from the Exchange Offer and the related Consent Solicitation may not be revoked from the Consent Solicitation after the Withdrawal Deadline, subject to applicable law.

Available Documents and Other Details

This press release does not constitute an offer to purchase any securities or a solicitation of an offer to sell any securities. The Exchange Offer is being made only pursuant to the Offering Memorandum and only to such persons and in such jurisdictions as was permitted under applicable law and is for informational purposes only.

Only noteholders who complete and return an eligibility form confirming that they are either a "qualified institutional buyer" under Rule 144A, institutional accredited investors, as defined in SEC Rule 501(a)(1), (2), (3) and (7), or a non-U.S. person under Regulation S who is a "non-U.S. qualified offeree" (as defined in the eligibility form) for purposes of applicable securities laws are eligible to participate in the Exchange Offer and Consent Solicitation. Non-U.S. persons may also be subject to additional eligibility criteria. Only holders of Existing Notes who certify that they satisfy one of the foregoing conditions are eligible to participate in the Exchange Offer. Persons who are not eligible holders may not receive and review the Offering Memorandum nor may they participate in the Exchange Offer.

The complete terms and conditions of the Exchange Offer and Consent Solicitation are set forth in the Offering Memorandum. This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase the New Notes nor a solicitation of any consents in the Consent Solicitation. The Exchange Offer and Consent Solicitation are only being made pursuant to the Offering Memorandum, and this press release is qualified by reference to, the Offering Memorandum. The Exchange Offer is not being made to holders of Existing Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

The New Notes will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any other applicable securities laws and, unless so registered, the New Notes may not be offered, sold, pledged or otherwise transferred within the United States or to or for the account of any U.S. person, except pursuant to an exemption from the registration requirements thereof.

Noteholders who desire to complete an eligibility form should either visit the website for this purpose at www.dfking.com/urbanone or request instructions by sending an e-mail to urban1@dfking.com or calling D.F. King & Co., Inc., the information agent for the Exchange Offer and Consent Solicitation, at 866-829-0135 or emailing urban1@dfking.com.

About Urban One

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As of June 2020, **Urban One** currently owns and/or operates 61 broadcast stations (including all HD stations, translator stations and the low power television stations we operate) branded under the tradename "Radio One" in 14 urban markets in the United States. Through its controlling interest in **Reach Media, Inc** (blackamericaweb.com), the Company also operates syndicated programming including *the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show*. In addition to its radio and television broadcast assets, Urban One owns **iOne Digital (**ionedigital.com), our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

Forward-Looking Statements

Forward-looking statements in this press release regarding the Exchange Offer and all other statements that are not historical facts, are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on assumptions believed by the Company to be reasonable and speak only as of the date on which such statements are made. Without limiting the generality of the foregoing, words such as "expect," "believe," "anticipate," "intend," "plan," "project," "will" or "estimate," or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Except as required by law, the Company undertakes no obligation to update such statements to reflect events or circumstances arising after such date and cautions investors not to place undue reliance on any such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements based on a number of factors, including but not limited to the following: the extent of the impact of the COVID-19 global pandemic or any other epidemic, disease outbreak, or public health emergency, including the duration, spread, severity, and any recurrence of the COVID-19 pandemic, the duration and scope of related government orders and restrictions, the impact on our employees, economic, public health, and political conditions that impact consumer confidence and spending, including the impact of COVID-19 and other health epidemics or pandemics on the global economy; the rapidly evolving nature of the COVID-19 pandemic and related containment measures, including changes in unemployment rate; the impact of political protests and curfews imposed by state and local governments; the cost and availability of capital or credit facility borrowings; the ability to obtain equity financing; general market conditions; the adequacy of cash flows or available debt resources to fund operations; and other risk factors described from time to time in the Company's Form 10-K, Form 10-Q, and Form 8-K reports (including all amendments to those reports).

Exhibit 99.2

Impact of Public Health Crisis

An epidemic or pandemic disease outbreak, such as the current COVID-19 outbreak, could cause, is currently causing and could continue to cause, significant disruption to our business operations. Measures taken by governmental authorities and private actors to limit the spread of this virus are interfering with the ability of the Company's employees, suppliers, and customers to conduct their functions and business in a normal manner. Further, the demand for advertising across our various segments/platforms is linked to the level of economic activity and employment in the United States. Specifically, our business is heavily dependent on the demand for advertising from consumer-focused companies. The recent and significant dislocation of consumer demand due to social distancing and government interventions (such as lockdowns or shelter in place policies) has caused, and could further cause, advertisers to reduce, postpone or eliminate their marketing spending generally, and on our platforms in particular. Continued or future social distancing, government interventions and/or recessions could have a material adverse effect on our business and financial condition. Moreover, continued or future declines or disruptions due to the COVID-19 outbreak, could adversely affect our business and financial performance. The COVID-19 outbreak has had an impact on certain of the Company's revenue and alternative revenue sources. Most notably, a number of advertisers across significant advertising categories have reduced advertising spend due to the outbreak, particularly within our radio segment which derives substantial revenue from local advertisers, including in areas currently considered "hotspots" such as Texas, Ohio and Georgia, who have been particularly hard hit due to social distancing and government interventions. Further, the COVID-19 outbreak has caused the postponement of our 2020 Tom Joyner Foundation Fantastic Voyage cruise and impaired ticket sales of other tent pole special events, some of which we had to cancel. We do not carry business interruption insurance to compensate us for losses that may occur as a result of any of these interruptions and continued impacts from the COVID-19 outbreak. Outbreaks in the markets in which we operate could have material impacts on our liquidity, operations including potential impairment of assets, and our financial results.

We anticipate continued decreases in revenues due to the COVID-19 pandemic. As such we assessed our operations considering a variety of factors, including but not limited to, media industry financial reforecasts for 2020, expected operating results, estimated net cash flows from operations, future obligations and liquidity, capital expenditure commitments and projected debt covenant compliance. If the Company were unable to meet financial covenant under certain of our outstanding debt covenants, an event of default would occur and the Company's debt would have to be classified as current, which the Company would be unable to repay if lenders were to call the debt.

To address the matter, the Company proactively implemented certain cost-cutting measures including furloughs, layoffs, salary reductions, other expense reduction (including eliminating travel and entertainment expenses), eliminating discretionary bonuses and merit raises, decreasing or deferring marketing spend, deferring programming/production costs, reducing special events costs, and implementing a hiring freeze on open positions. Further, out of an abundance of caution and to provide for further liquidity given the uncertainty around the pandemic, the Company drew approximately $27.5 million on its ABL Facility (as defined below) on March 19, 2020. While management estimates that these expense reduction measures, as well as other certain other remedial actions that remain available in the event of sustained or further revenue decline, will be sufficient to provide the Company with adequate liquidity and capacity to maintain covenant compliance, given the unprecedented nature of the pandemic (including the breadth and duration of its economic impact on both business and consumer spending), the extent to which the pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted with complete accuracy.

Support Agreement

In connection with the Company's offer to all eligible holders of its 7.375% Senior Notes due 2022 (the "Old Notes") to exchange any and all of their Old Notes for new 8.75% Senior Secured Notes due 2022 (the "New Notes") (the "Exchange Offer"), the Company has entered into an agreement (the "Support Agreement"), dated as of October 2, 2020 with holders of approximately $260.7 million of the aggregate principal amount of the Old Notes and 74.5% of the outstanding Old Notes (collectively, the "Support Parties") have agreed, subject to the terms and conditions of the Support Agreement, to, among other things, properly tender (and not validly withdraw) all outstanding Old Notes held by each such Support Party and deliver the related consents from holders of the Old Notes to certain proposed amendments to the indenture governing the Old Notes (the "Old Notes Indenture") to eliminate substantially all of the restrictive covenants and certain of the default provisions contained in the Old Notes Indenture and to enter into a new intercreditor agreement in connection with this Exchange Offer (the "Proposed Amendments"). Accordingly, we expect that holders of at least 74.5% of the aggregate principal amount of the Old Notes will tender their existing Old Notes and deliver their consents to the Proposed Amendments. See "Description of the Support Agreement."

Unsecured Term Loan Amendment

In connection with the Exchange Offer, the Unsecured Term Loan, dated December 4, 2018, by and among the Company, the Lenders party thereto from time to time and Wilmington Trust, National Association, as Administrative Agent (the "Unsecured Term Loan" or "2018 Credit Facility"), will be amended with the following amendment provisions effective at the settlement of the Exchange Offer in the following manner:

- maturity date will be extended by 90 days;

- Excess cash flow sweep will be reduced to 50%, such as to participate equally with the New Notes; provided that such percentage will increase to 100% in the event of a refinancing of the New Notes; provided further that the excess cash flow sweep will spring back to its original 75% in the event of (a) a refinancing of the New Notes and (b) the Company achieving a to be determined consolidated leverage ratio; and

- certain debt and restricted payment baskets will be reduced in a manner consistent with the New Notes; provided that such baskets would spring back to their original size in the event of (a) a refinancing of the New Notes and (b) the Company achieving a to be determined consolidated leverage ratio.

In connection with such Unsecured Term Loan amendment, the Company would be obligated to permanently repay $10 million aggregate amount of the Unsecured Term Loan within 90 days of completion of the Exchange Offer.

Net Revenue and Adjusted EBITDA

The Company has four reportable segments: (i) radio broadcasting; (ii) Reach Media; (iii) digital; and (iv) cable television. The Company continues to see sequential improvements in advertising revenues for its radio business. On a same station basis, gross radio advertising revenue for the second quarter of 2020 was down approximately 56%, while gross radio advertising revenue was down approximately 40% and 37% for the months of July and August, respectively, and September is pacing down approximately 13%. Cable TV advertising revenues for the third quarter of 2020 are expected to be almost flat year-over-year, and overall third quarter cable TV revenues are expected to be down by low single-digits percent. The stability of the TV revenues, in conjunction with ongoing cost cutting, is expected to grow third quarter Adjusted EBITDA for the cable TV segment in the mid-to-high teens percentage. Reach Media and the digital segment have also performed relatively better than the radio stations, with digital revenues expected to be up mid-single digits percent for the third quarter of 2020, while also effecting significant cost cuts. In addition, income from the Company's investment in the MGM National Harbor Casino, which reopened on June 29, 2020, has been strong despite the mandatory reduced occupancy limits. July gaming revenue was down approximately 14%, and August was down only approximately 4% year over year. While consolidated net revenue is expected to be down in the high-teens percentage for the third quarter of 2020, Adjusted EBITDA is expected to be flat to up low single-digits percent year over year. The Company's preliminary estimated monthly revenue and expectations for third quarter revenue and Adjusted EBITDA have been prepared by and are the responsibility of management, reflect management's estimates based solely upon information available to us as of the date of this offering memorandum and are not a comprehensive statement of the Company's financial or operating results. Actual results remain subject to the completion of the Company's normal quarter-end accounting processes and procedures.

Adjusted EBITDA consists of net (loss) income plus (1) depreciation and amortization, income taxes, interest expense, noncontrolling interests in income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, gain on sale-leaseback, employment agreement, incentive plan award expenses and other compensation, contingent consideration from acquisition, severance-related costs, cost method investment income, less (2) other income and interest income. Adjusted EBITDA includes the results of all four of our operating segments (radio broadcasting, Reach Media, digital and cable television).

Distribution

On August 21, 2020, AT&T signed an agreement to make CLEO TV available on its DirecTV, AT&T TV and AT&T TV Now platforms by the end of the year, which will bring CLEO TV's total distribution to approximately 32 million.

At-the-Market Offering

On August 18, 2020, the Company entered into an Open Market Sales Agreement with Jefferies LLC ("Jefferies") under which the Company may offer and sell, from time to time at its sole discretion, (the "Current ATM Program") shares of its Class A common stock, par value $0.001 per share (the "Class A Shares") up to an aggregate offering price of $25,000,000. Jefferies is acting as sales agent for the Current ATM Program. In August 2020, the Company issued 2,859,276 of its Class A Shares at a volume weighted average price of $5.39 for $14.9 million of net proceeds after associated fees and expenses. While the Company still has Class A Shares available for issuance under the Current ATM Program, the Company may also enter into new ATM programs and issue additional common stock from time to time under those new programs.

Cash and Liquidity

As of September 24, 2020, the Company had $101.5 million of cash on hand and $892.8 million of debt outstanding (face value), including $27.5 million drawn under the Company's asset-backed credit facility (the "ABL Facility").

The Company anticipates it will be in compliance with all of its covenants under the credit agreement, dated as of April 18, 2017, by and among the Company, various lenders therein and Guggenheim Securities Credit Partners, LLC, as administrative agent and the 2018 Credit Facility for the remainder of the year.